As filed with the Securities and Exchange Commission on December 20, 2007
                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                                  GROUPE DANONE
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                       N/A
                   (Translation of issuer's name into English)

                                  ------------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                             The Dannon Company Inc.
                               100 Hillside Avenue
                          White Plains, New York 10603
                                 (914) 872-8400
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:

        Robert C. Treuhold, Esq.                    Patricia Brigantic, Esq.
          Sami Toutounji, Esq.                           Citibank, N.A.
         Shearman & Sterling LLP                388 Greenwich Street, 17th Floor
             114, avenue des                        New York, New York 10013
             Champs-Elysees
           75008 Paris, France

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          ----------------------------

                                          CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing  One-fifth (1/5) of One
Ordinary Share in bearer form,
nominal value 0.25  (euro) of Groupe
Danone.                                     25,000,000              $5.00              1,250,000               $38.37
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Face of Receipt - Paragraph (7);
              securities                                           Reverse of Receipt  - Paragraphs (12)
                                                                   and (13).

       (iii)  The collection and distribution of dividends         Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraphs (11) and
                                                                   (12).

       (iv)   The transmission of notices, reports and proxy
              soliciting material                                  Reverse of Receipt - Paragraphs (13), (14) and (15).

       (v)    The sale or exercise of rights                       Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraphs (11)
                                                                   and (12).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (11) and (12) and
                                                                   (14).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (20) and (21) (no
              agreement                                            provision for extensions).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (15).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (5)
              the underlying securities                            and  (7).

       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraph (17).

       (xi)   Fees and charges which may be imposed directly       Face of Receipt - Paragraph (6)
              or indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (10).

      The Company was previously subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549. The Company is no longer subject to the reporting requirements of the Exchange Act, however, pursuant to Rule 12g3-2(b) of the Exchange Act, it publishes the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market, and translates the information so published into English in accordance with the instructions to Rule 12g3-2(e). The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.           EXHIBITS

      (a)(i) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 26, 2007, by and among Groupe Danone (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder) ("Amendment No. 1 to Deposit Agreement"). -- Filed herewith as Exhibit (a) (i).

      (a)(ii) Amended and Restated Deposit Agreement, dated as of November 19, 1997, by and among Groupe Danone (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder -- Previously filed. *

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit
                  (d).

      (e)         Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

* Previously filed and incorporated by reference to Registration Statement on Form F-6 registration number 333-143264.

      Item 4.         UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of November 19, 1997, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 26, 2007 (the "Deposit Agreement") by and among Groupe Danone, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of December, 2007.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, dated as of
                                    November 19, 1997, as amended by Amendment
                                    No. 1 to Amended and Restated Deposit
                                    Agreement, dated as of September 26, 2007, under which the American Depositary Shares evidenced by American Depositary Receipts registered hereunder are to be issued, each American Depositary Share representing One-fifth (1/5) of One Ordinary Share, in bearer form, nominal value 0.25 (euro) per Ordinary Share, of Groupe Danone.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Brian Teitelbaum
                                        ----------------------------------------
                                        Name:  Brian Teitelbaum
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Groupe Danone certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on December 20, 2007.

                        GROUPE DANONE


                        By: /s/ Franck Riboud
                            ----------------------------------------------------
                        Name:  Franck Riboud
                        Title: Chairman and Chief Executive Officer and Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank Riboud to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 20, 2007.

Signature                                 Title
---------                                 -----


/s/Franck Riboud                          Chairman and Chief Executive Officer
----------------------------              and Director
Franck Riboud


/s/Antoine Giscard d'Estaing              Principal Financial Officer/Principal
----------------------------              Accounting Officer/Controller
Antoine Giscard d'Estaing


/s/Jacques Vincent                        Director
----------------------------
Jacques Vincent


/s/Bruno Bonnell                          Director
----------------------------
Bruno Bonnell


/s/ Michel David-Weill                    Director
----------------------------
Michel David-Weill

Signature                                 Title
---------                                 -----


/s/Emmanuel Faber                         Director
----------------------------
Emmanuel Faber


/s/Richard Goblet d'Alviella              Director
----------------------------
Richard Goblet d'Alviella


/s/Naomasa Tsuritani                      Director
----------------------------
Naomasa Tsuritani


                                          Director
----------------------------
Bernard Hours


/s/ Christian Laubie                      Director
----------------------------
Christian Laubie


/s/Jean Laurent                           Director
----------------------------
Jean Laurent


/s/Hakan Mogren                           Director
----------------------------
Hakan Mogren


/s/ Jacques Nahmias                       Director
----------------------------
Jacques Nahmias


/s/Benoit Potier                          Director
----------------------------
Benoit Potier


The Dannon Company Inc.,


/s/ Juan Carlos Dalto                     Authorized Representative in the U.S
----------------------------
Juan Carlos Dalto

                                Index to Exhibits

                                                                   Sequentially
Exhibit          Document                                          Numbered Page
-------          --------                                          -------------

(a)(i)           Amendment No. 1 to Amended and Restated
                 Deposit Agreement, dated as of September 26,
                 2007.

(d)              Opinion of counsel to the Depositary

(e)              Certification under Rule 466